Exhibit 99.1

Akanda Corp. Announces Plans to Be Among International First Movers
Pending Completion of Landmark Change in US Drug Policy

London, United Kingdom--(Newsfile Corp. – May 10, 2024) - Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”), an international medical cannabis company, today announces it is actively following the landmark change in federal US policy to reschedule cannabis under the Controlled Substances Act (“CSA”). It has been widely reported that as of April 30, 2024 the DEA plans to reclassify cannabis as a Schedule III substance. The Company believes this imminent rescheduling may reinvigorate capital markets and could lead to changes in NASDAQ and NYSE rules on listing plant-touching U.S. companies. Should this occur and provided NASDAQ rule changes, Akanda has strategic plans to become a leader in consolidating US-based operators.

A U.S. Department of Health and Human Services (“HHS”) report was made public on January 29, 2024. The August 2023 report submitted to the Drug Enforcement Agency (DEA), recommended that cannabis be rescheduled as a Schedule III controlled substance. The DEA’s subsequent proposal, which still must be reviewed by the White House Office of Management and Budget, would recognize the medical uses of cannabis and acknowledge it has less potential for abuse than some of the nation’s most dangerous drugs. Once OMB signs off, the DEA will take public comment on the plan to move marijuana from its current classification as a Schedule I drug and -after the public-comment period -the agency would publish the final rule.

This decision marks both a symbolic and a very tangible victory. Once enacted, we believe this move should provide immediate benefits to both the state-legal industry and cannabis consumers – such as providing lower prices for retail products and providing greater flexibility to who can legally consume cannabis and where. Ideally, it will also encourage lawmakers at the state and federal level to take further steps to amend and repeal cannabis criminalization.

Ms. Field commented, “Akanda’s Board and Management have subject matter expertise in multiple global markets including the United States. We are closely monitoring the loosening of federal regulations and plan to explore US opportunities. Some US markets are more depressed than others offering a unique opportunity to capitalize on low entry prices of licenses or licensed operations.”

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.